Mail Stop 4561

September 8, 2009

Michael J. Ruane, Chief Financial Officer
SunGard Capital Corp.
SunGard Capital Corp. II
680 East Swedesford Road
Wayne, PA 19087

      Re: **SunGard Capital Corp.**
             Amendment No. 1 to Registration Statement on Form 10
             Filed June 26, 2009
             File No. 000-53653

             SunGard Capital Corp. II
             Amendment No. 1 to Registration Statement on Form 10
             Filed June 26, 2009
             File No. 000-53654

             SunGard Data Systems Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 6, 2009
             File No. 001-12989

Dear Mr. Ruane:

      We have completed our review of the Forms 10 for SunGard Capital Corp. and SunGard Capital Corp. II, and for the Form 10-K for Fiscal Year Ended December 31, 2008 filed by SunGard Data Systems, Inc. We have no further comments on these filings at this time.

             Sincerely,

             Matthew Crispino
             Staff Attorney

cc: <u>Via Facsimile (617) 951-7050</u>
       Julie H. Jones, Esq.
       Thomas Holden, Esq.
       Ropes & Gray LLP